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SEC 18008598

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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-41817

SEC Mail Processing
AUG 22 2018
Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2017 (MM/DD/YY) AND ENDING JUNE 30, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FERGUSON & BREWER SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7052 SKYWAY
(No. and Street)

PARADISE (City) CA (State) 95969 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER LEONARD (530) 872-1810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name – *if individual, state last, first, middle name*)

100 E. SYBELIA AVE, STE 130 (Address) MAITLAND (City) FLORIDA (State) 32751 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, THOMAS A FERGUSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FERGUSON & BREWER SECURITIES, as of JUNE 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

GENERAL PARTNER
Title

SEE ATTACHED ACKNOWLEDGEMENT
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Butte)

On August 10, 2018 before me, K. Gallegos, Notary Public
(insert name and title of the officer)

personally appeared Thomas A Ferguson,
who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

K. GALLEGOS
Commission # 2089777
Notary Public - California
Butte County
My Comm. Expires Dec 9, 2018

Signature K Gallegos (Seal)

FINANCIAL STATEMENTS

FERGUSON & BREWER SECURITIES

June 30, 2018

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners'
of Ferguson & Brewer Securities

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ferguson & Brewer Securities as of June 30, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Ferguson & Brewer Securities as of June 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Ferguson & Brewer Securities' management. Our responsibility is to express an opinion on Ferguson & Brewer Securities' financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ferguson & Brewer Securities' in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Ferguson & Brewer Securities' auditor since 2010.

Maitland, Florida

August 6, 2018

FERGUSON & BREWER SECURITIES
(A California General Partnership)

STATEMENT OF FINANCIAL CONDITION
June 30, 2018

ASSETS

Assets:		
Cash and cash equivalents	$	7,899
CRD daily cash account		227
Prepaid insurance		157
	$	8,283

LIABILITIES AND PARTNERS' CAPITAL

Partners' capital:		8,283
	$	8,283

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Ferguson & Brewer Securities (the "Company") is licensed as a Direct Placement Program broker/dealer under Rule 15c3-1 (2) (ii) and (iii) as a broker that does not generally carry customer accounts. Specifically, the Company is a general partnership of two individuals, Thomas A. Ferguson and Peter Leonard. Mr. Ferguson and Mr. Leonard are also the sole owners of another business, Ferguson & Brewer Investment Company ("FBIC"), which has been engaged in the formation, operation and management of real estate investment partnerships since 1983. The company was formed to act as the broker/dealer with respect to those partnerships sponsored by FBIC. The company's business is devoted entirely to acting as the broker/dealer for the partnerships sponsored by FBIC. Beginning October 1, 2013, Thomas A. Ferguson owns 51% of the stock in Ferguson & Brewer Investment Company and Peter Leonard owns 49% of the stock in Ferguson & Brewer Investment Company

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Income Taxes

The Company has elected to be treated as a Partnership for federal and state income tax purposes. The Company's taxable income or losses, as well as certain other tax attributes, are passed through directly to the Company's partners and are reported in each partner's individual income tax return. Consequently, these financial statements do not include any provision for federal or state income tax expense.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10. Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the perspective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The partners and the Company are generally not subject to U.S. Federal, state or local income tax examinations related to the Company's activities for tax years before 2015.

FERGUSON & BREWER SECURITIES
(A California General Partnership)

NOTES TO FINANCIAL STATEMENTS
June 30, 2017

Note 1 – Summary of Significant Accounting Policies - continued

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At June 30, 2018, the Company had excess net capital of $2,898.

Note 3 – Related Party

The following transactions occurred between the Company and the other affiliated company:

Ferguson & Brewer Investment Company provides office space and pays all overhead costs for Ferguson & Brewer Securities. The Company pays Ferguson & Brewer Investment Company $100 per month for these expenses. In 2018, $1,200 was paid to reimburse for the office space and overhead cost.

Ferguson & Brewer Investment Company under a Standby Support Agreement dated February 24, 2003, pays the Company a $500 monthly standby commission fee for any quarter in which they do not make any new offerings of the securities of an entity it sponsors. During year ended June 30, 2018, $6,000 was paid under this agreement and is included in commission paid by affiliate in these financial statements.

Ferguson & Brewer Investment Company for the year ended June 30, 2018 sponsored no partnership offerings and paid the Company $0.00 in addition to the commission paid by affiliate paid under the Standby Support Agreement.

Note 4 – Commitments and Contingences

The Company does not have any commitments or contingences.

Note 5 – Subsequent Events

The Company has evaluated subsequent events through August 06, 2018, the date the financial statements were available to be issued and has determined that the Company has no events occurring subsequent to June 30, 2018, that materially impact the amounts or disclosures in the Company's financial statements.